
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 18, 2015

Via E-mail
Mark A. Denien
Executive Vice President and Chief Financial Officer
Duke Realty Corporation and Duke Realty Limited Partnership
600 East 96th Street, Suite 100
Indianapolis, IN 46240

> **Re:** **Duke Realty Corporation**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 1-9044**
>
> **Duke Realty Limited Partnership**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 0-20625**

Dear Mr. Denien:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Jennifer Monick

     Jennifer Monick
     Staff Accountant